United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Visa Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Visa Inc.

RE: The case to vote FOR Proposal 4 (“Shareholder Proposal – Gender-Based Compensation Gaps and Associated Risks”) on the 2025 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 4, following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “FOR” Proposal 4 (“Report on gender-based compensation gaps and associated risks”) on the 2025 Proxy Ballot for Visa Inc. (“Visa” or “Company”).

INVESTORS: The full text of the Proposal is found on Pages 103-104 of the proxy statement.

Summary

Proposal 4 addresses issues of discrimination under gender identity and sexual orientation categories regarding fair and equal worker compensation, as designated by the United States Department of Labor and the Equal Employment Opportunity Commission (EEOC).

Dozens, if not hundreds, of proposals have addressed discriminatory compensation practices at various corporation annual meetings in the past. Proposal 4 is no different, and asks Visa’s Board of Directors to address how and why the Company fails to treat dysphoria and de-transitioning care completely and equitably for its employees across all gender classifications. Its failure to do so should require the Company to analyze and assess consequences of the disparities in its compensation policies, including associated reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent.

Defining terms

The Proposal begins by stating, “Compensation and benefits inequities persist across employee gender categories, and pose substantial risk to companies and society at large.” We also point out factual cases in which gender dysphoria sufferers, who fit under “gender identity” and “sexual orientation” classifications, have been provided “care” of one type – like that under employee insurance coverage provided by the Company – that only affirms humans’ capabilities to “transition” from one gender to another. Sadly, for many gender dysphoria sufferers, they learn after such body-altering procedures that their health has been permanently damaged as a result.

The “Resolved” paragraph of the Proposal states:

Shareholders request the board of directors issue a report by Dec. 31, 2025 about benefits and health program gaps as they address dysphoria and detransitioning care, including associated policy, reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

As the Proposal explains, the U.S. Department of Labor states that “equal pay” is required if persons of different genders “perform equal work in the same workplace,” and that “all forms (emphasis added) of compensation are covered, meaning not only pay, but also benefits.”1 Also, according to the EEOC:2

It is illegal for an employer to discriminate against an employee in the payment of wages or employee benefits on the bases of race, color, religion, sex (including gender identity, sexual orientation, and pregnancy), national origin, age (40 or older), disability or genetic information. Employee benefits include sick and vacation leave, insurance, access to overtime as well as overtime pay, and retirement programs.

1 “Equal Pay,” U.S. Dept. of Labor. See https://www.employer.gov/EmploymentIssues/pay-and-benefits/Equal-pay/.

2 “Prohibited Employment Policies/Practices,” U.S. Equal Employment Opportunity Commission. See https://www.eeoc.gov/prohibited-employment-policiespractices.

Clearly in the eyes of the U.S. government, “pay” and/or “compensation” includes health insurance coverage, for the purpose of determining discrimination and fairness in employment. Laws in many U.S. states treat such issues similarly.

Previous analogous proposals at other companies

Looking back, shareholder proponents have sponsored scores of proposals that ask boards for reports or analyses of companies’ policies and compensation practices, perceived or real “gaps” or disparities, and their effects upon equitable treatment of workers’ races and/or genders. For example, proposals with the following titles or topics have been presented for shareholder votes over the past ten years:3

•“Report on Compensation for Women”

•“Report on Gender Pay”

•“Report on Gender Pay Gap”

•“Report on Gender Pay Equity”

•“Gender Pay Equity”

•“Racial and Gender Pay Gaps”

•“Report on Whether Gender Pay Gap Exists”

•“Report on Pay Equity”

•“Report on Global Median Gender Pay Gap”

•“Report on Global Median Gender/Racial Pay Gap”

•“Report on Gender/Racial Pay Equity”

•“Gender/Racial Pay Equity”

•“Report on Promotion Data”

•“Report on Promotion Velocity Data”

•“Report Assessing Inclusion in the Workplace”

•“Report if Company Policies or Norms Reinforce Racism in Company Culture”

•“Racial/Civil Rights Audit”

•“Report on Race & Gender Median Pay Gaps”

•“Report on Implement on Elimination of Employment Racial Discrimination”

•“Report on Median Pay Gaps across Race & Gender”

•“Report on Racial Justice Goals & Starting Wages”

•“Report on Worker Health and Safety Racial & Gender Disparities”

•“Report on Costs of Low Wages and Inequality”

•“Report on Alignment of Racial Justice Goals and Starting Wages”

•“Pay Equity Disclosure”

•“Third-Party Racial Equity Audit”

•“Racial and Gender Layoff Diversity Report”

Like many of the examples from the last decade cited above, the Proposal seeks a report that analyzes and evaluates gaps in the benefits it offers across categories or classifications of its employees as it pertains to gender. The Proposal seeks greater insights into the disparities of its

3 ProxyMonitor.org

general offerings between the needs of those who suffer gender dysphoria and/or who seek “transition treatments,” versus those who have had such treatments. Many among the latter have found themselves injured, disfigured or mutilated and regret such therapies, yet have no insurance-covered recourse to attempt restoration of their bodily health or previous conditions.

In a nutshell, the Proposal addresses discrimination.

A “detransitioning” individual is not merely some otherwise unclassified person seeking a specific type of treatment or health insurance coverage. A “detransitioner” fits into Dept. of Labor- and EEOC-protected categories of prohibited discrimination, which include “sex” – specifically incorporating “gender identity” and “sexual orientation.” Arguably, for a “detransitioner,” the protected categories of “disability” and/or “genetic information” could also be cited as possible bases for discrimination.

Why is this important?

As the Proposal states in its Supporting Statement: “Visa Inc. (the “Company”) provides benefits to employees and their child dependents who suffer gender dysphoria/confusion, and who seek medical, chemical, and/or surgical treatments to aid their ‘transition’ to their non-biological sex.”[4] The Company boasts about its 100 percent score on the Human Rights Campaign’s Corporate Equality Index[5] [6] and HRC’s designation as a “Best Places to Work for LGBT Equality.”[7] Covered expenses include:[8]

…(male-to female or female-to-male) and related services consistent with World Professional Association for Transgender Health (WPATH) recommendations including, when applicable, hormone therapy, orchiectomy, vaginoplasty (including colovaginoplasty, penectomy, labiaplasty, clitoroplasty, vulvoplasty, penile skin inversion, repair of introitus, construction of vagina with graft, coloproctostomy), vaginectomy (including colpectomy, metoidioplasty with initial phalloplasty, urethroplasty, urethromeatoplasty), hysterectomy and salpingooophorectomy, as well as initial mastectomy or breast reduction.

These severe body-altering procedures, many (if not most) of which are irreversible and/or

4 Preferred Provider Medical Benefits, Cigna Health and Life Insurance Company (Visa Inc., Policyholder), Accessed Jan. 2, 2025. See https://hrportal.ehr.com/LinkClick.aspx?fileticket=wrmqS0JuW08%3d&portalid=239 .

5 “Valuing the unique identities and contributions of all employees,” Visa Inc., accessed Dec. 27, 2024. See https://usa.visa.com/about-visa/diversity-inclusion.html .

6 See https://www.hrc.org/resources/buyers-guide/visa-4.

7 See https://usa.visa.com/about-visa/diversity-inclusion/community.html.

8 Preferred Provider Medical Benefits, Cigna Health and Life Insurance Company (Visa Inc., Policyholder), Accessed Jan. 2, 2025. See https://hrportal.ehr.com/LinkClick.aspx?fileticket=wrmqS0JuW08%3d&portalid=239.

permanently damaging and made available to child dependents of Visa employees, are part of a workers’ benefits policy that presents extreme risk to the Company. Recent years’ revelations about WPATH, based on leaked files to investigative journalist Michael Shellenberger,9 show:

… that the clinicians who shape how “gender medicine” is regulated and practiced around the world consistently violate medical ethics and informed consent…

… the WPATH Files reveal that the organization does not meet the standards of evidence-based medicine, and members frequently discuss improvising treatments as they go along. Members are fully aware that children and adolescents cannot comprehend the lifelong consequences of “gender-affirming care,” and in some cases, due to poor health literacy, neither can their parents.

“The WPATH Files show that what is called ‘gender medicine’ is neither science nor medicine,” said Michael Shellenberger, President and founder of Environmental Progress. “The experiments are not randomized, double-blind, or controlled. It’s not medicine since the first rule is to do no harm. And that requires informed consent.”…

In the WPATH Files, members demonstrate a lack of consideration for long-term patient outcomes despite being aware of the debilitating and potentially fatal side effects of cross-sex hormones and other treatments. Messages in the files show that patients with severe mental health issues, such as schizophrenia and dissociative identity disorder, and other vulnerabilities such as homelessness, are being allowed to consent to hormonal and surgical interventions. Members dismiss concerns about these patients and characterize efforts to protect them as unnecessary “gatekeeping.”

The files provide clear evidence that doctors and therapists are aware they are offering minors life-changing treatments they cannot fully understand. WPATH members know that puberty blockers, hormones, and surgeries will cause infertility and other complications, including cancer and pelvic floor dysfunction. Yet they consider life-altering medical interventions for young patients, including vaginoplasty for a 14-year-old and hormones for a developmentally delayed 13-year-old.

These revelations should be considered as nothing less than abusive, ghastly and inhumane, and Visa needs to reconsider its entire health insurance policies, and advocacy, regarding gender transitioning.

Even worse, under former and present understanding of the issue, the Company articulates no similar boasts, or even acknowledgment, that it provides similar coverage for detransitioners. Visa does not even concede their existence. Perhaps the greatest grievance that detransitioners have is that they were deceived into treatments and surgeries under the promise that it’s possible to physically transform into the sex they were not born with. The WPATH files confirm this.

Instead, many advocates and companies – like Visa – who aspire to win the approval of groups

9 Hughes, Mia. “The WPATH Files…,” Environmental Progress, March 4, 2024. See https://environmentalprogress.org/big-news/wpath-files.

like HRC, advance the narrative that there is no reasoned opposition to the affirmation of transgenderism. Real-world facts, however, say otherwise. In fact, corporations are increasingly abandoning participation in HRC’s Corporate Equality Index – among those that have discontinued cooperation with the extremist pressure group are Ford Motor Company, Harley Davidson, Inc., Lowes Companies, Inc., Molson Coors Beverage Company, Brown-Forman Corporation, Tractor Supply Company, Toyota Motor Corporation and Walmart Inc.10 11

Public opinion

Public opinion on the issue is deeply divided. A Gallup poll conducted in May 2023 found that 69 percent of people believe transgender athletes should only compete on sports teams that correspond to their birth sex, and 55 percent consider “changing one’s gender” to be “morally wrong.”12 A Washington Post-KFF survey taken in November 2022 discovered that 57 percent of adults believe gender is determined by biology at birth, not “identity,” and that 77 percent of respondents believe it is inappropriate for teachers to discuss transgender identity with children in kindergarten through third grade in public schools, and nearly as many said the same about fourth and fifth grades.13 These survey examples, among many that have been conducted in recent years, are only cited here to illustrate how sharply divided and vigorously debated the issue is.

More recently, Pew Research Center survey findings of U.S. voters revealed that “nearly two-thirds of registered voters (65%) say whether a person is a man or woman is determined by the sex assigned to them at birth. About a third (34%) say whether someone is a man or woman can be different from the sex at birth.”14

As should be expected, therefore, laws around the country that address various aspects of the issue reflect these divisions in opinion. As of June 2023, 19 states have laws that restrict treatments for gender transitioning.15 Twenty-three states only allow participation in school sports by athletes based upon their biological sex.16 Several states have enacted laws that limit

10 Bussewitz, Cathy. “Major companies abandon an LGBTQ+ rights report card after facing anti-diversity backlash,” Associated Press, Sept. 17, 2024. See https://apnews.com/article/corporate-equality-index-dei-backlash-lgbtq-8a7ba4bd25bedc7cf8583426d107eef3.

11 Bickerton, James. “Walmart to Toyota: Major Companies Rolling Back DEI Policies,” Newsweek, Nov. 26, 2024. See https://www.newsweek.com/walmart-toyota-all-major-companies-rolling-back-dei-policies-1991849.

12 Lavietes, Matt. “Most Americans oppose including trans athletes in sports, poll finds,” NBC News, June 12, 2023. See https://www.nbcnews.com/nbc-out/out-news/americans-oppose-inclusion-trans-athletes-sports-poll-finds-rcna88940.

13 Meckler, Laura & Clement, Scott. “Most Americans support anti-trans policies favored by GOP, poll shows,” Washington Post, May 5, 2023. See https://www.washingtonpost.com/education/2023/05/05/trans-poll-gop-politics-laws/.

14 “Gender identity, sexual orientation and the 2024 election,” Pew Research Center, June 6, 2024. See https://www.pewresearch.org/politics/2024/06/06/gender-identity-sexual-orientation-and-the-2024-election/.

15 Choi, Annette & Mullery, Will. “19 states have laws restricting gender-affirming care, some with the possibility of a felony charge,” CNN, June 6, 2023. See https://www.cnn.com/2023/06/06/politics/states-banned-medical-transitioning-for-transgender-youth-dg/index.html.

16 Barnes, Katie. “Transgender athlete laws by state: Legislation, science, more,” ESPN.com, Aug. 24, 2023. See https://www.espn.com/espn/story/_/id/38209262/transgender-athlete-laws-state-legislation-science.

use of public bathroom facilities according to an individual’s birth gender.17 Other states have laws that require treatments and oppose discrimination against “gender-affirming care.” Legislation addressing transgender-related issues has been considered in the U.S. Congress as well.18

Treatment outcomes poor; Research increasingly shows harms from trans ‘care’

Major insurance companies rarely provide coverage for untested, experimental treatments of any type, especially those that consistently result in negative health outcomes for patients. But such medical care that aids in the effort to “transition” from one gender to another regularly produces poor – and even harmful – results. Some evidence:

•A study by the Women’s College Hospital in Ontario, Canada, found that 55 percent of men who undergo vaginoplasty surgery report being in so much pain that they need medical attention, even a year post-operation. Patients, who are often unaware of potential side effects, have suffered bleeding (43 percent), sexual function concerns (34 percent), and vaginal discharge (32.5 percent).19 20 One sufferer “in constant discomfort and pain” sought to be euthanized, in vain.21

•Detransitioners who protested at the U.S. Supreme Court, where the appeal of the case over Tennessee’s ban on puberty blockers and transgender surgeries for minors was heard in December 2024, told about their traumatic experiences with attempted sex changes administered by medical professionals.22 One said, “I took testosterone when I was 19, and I had my breasts sliced off when I was 20 years old, despite being suicidal. I ended up being diagnosed with PTSD two years later, just from the transition.” Another explained, “I’m three years off of testosterone, and I still experience pelvic floor dysfunction. My voice hurts, I can’t raise my voice very loud, it hurts to talk. It hurts. My joints hurt. It’s not a fun life to live. I would like to keep other children from being forced to live this life.”

17 Dura, Jack; Hanna, John; & Murphy, Sean. “In some states with laws on transgender bathrooms, officials may not know how they will be enforced,” Associated Press, June 26, 2023. See https://apnews.com/article/transgender-bathroom-laws-enforcement-e96e94b8935eb6bd23a42562cdeeec6c.

18 Karni, Annie. “House Passes Bill to Bar Transgender Athletes From Female Sports Teams,” New York Times, April 20, 2023. See https://www.nytimes.com/2023/04/20/us/politics/transgender-athlete-ban-bill.html.

19 Leonard, Meike. “The hidden dangers of ‘gender-affirming care’…”, DailyMail.com, Jan. 16, 2023. See https://www.dailymail.co.uk/health/article-11629421/Half-trans-surgery-patients-suffer-extreme-pain-sexual-issues-years-later.html .

20 Potter, Emery, et al. “Patient reported symptoms and adverse outcomes seen in Canada's first vaginoplasty postoperative care clinic,” Neurourology and Urodynamics, Jan. 11, 2023. See https://onlinelibrary.wiley.com/doi/10.1002/nau.25132.

21 Reinl, James. “Trans indigenous Canadian slams doctors for denying her euthanasia request…,” DailyMail.com, July 28, 2023. See https://www.dailymail.co.uk/news/article-12349523/Trans-indigenous-Canadian-slams-doctors-denying-euthanasia-request-saying-death-free-agony-surgically-built-vagina.html.

22 Pinedo, Peter. “Detransitioners, parents demand end to ‘butchery’ of children through sex-change surgeries,” FoxNews.com, Dec. 6, 2024. See https://www.foxnews.com/politics/detransitioners-parents-demand-end-butchery-children-through-sex-change-surgeries.

•Daniel Black was given hormonal treatment after only a 30-minute consultation and had his penis removed surgically, but after only a year he regretted his decision and began the de-transitioning process. “The surgery destroyed my life. I cannot orgasm, have children or lead a normal sex life and I miss my genitals every day,” he said.23 Internet searches easily turn up countless similar testimonies.

•Several European countries now urge caution in the employment of medical interventions for transgender minors, including the use of puberty blockers, “stressing a lack of evidence that the benefits outweigh the risks,” reported the Wall Street Journal. 24 “Last summer the American Academy of Pediatrics said it would order a systematic review of the evidence for “pediatric sex-trait modification.”25

•Forbes reported in June 2023 that “longitudinal data collected and analyzed by public health authorities in Finland, Sweden, the Netherlands and England have concluded that the risk-benefit ratio of youth gender transition ranges from unknown to unfavorable. As a result, across Europe there has been a gradual shift from care which prioritizes access to pharmaceutical and surgical interventions, to a less medicalized and more conservative approach that addresses possible psychiatric comorbidities and explores the developmental etiology of trans identity.”26

•A leading expert in Finland on pediatric gender medicine and chief psychiatrist at its leading gender clinic, citing a dozen separate studies, stated that “four out of five” gender-questioning children eventually accept their bodies if no medical interventions are carried out.27 Similarly, a study of insurance data in Germany found that more than 63% of young people aged 5-24 across every age subgroup diagnosed with “gender identity disorder,” desisted from the diagnosis within five years.28

23 Stone, Iwan. “I was a confused teenage boy who had transgender surgery to become a woman aged 19, it 'destroyed' my life...,” DailyMail.com, July 2, 2023. See https://www.dailymail.co.uk/femail/article-12250695/I-trans-surgery-woman-19-four-years-later-Im-man.html.

24 Sapsford, Jathon & Armour, Stephanie. “U.S. Becomes Transgender-Care Outlier as More in Europe Urge Caution,” Wall Street Journal, June 19, 2023. See https://www.wsj.com/articles/u-s-becomes-transgender-care-outlier-as-more-in-europe-urge-caution-6c70b5e0.

25 Sapir, Leor. “Second Thoughts on ‘Gender-Affirming Care’,” Wall Street Journal, Aug. 6, 2023. See https://www.wsj.com/articles/second-thoughts-on-gender-affirming-care-american-academy-pediatrics-doctors-review-medicine-a7173276.

26 Cohen, Joshua. “Increasing Number Of European Nations Adopt A More Cautious Approach To Gender-Affirming Care Among Minors,” Forbes, June 6, 2023. See https://www.forbes.com/sites/joshuacohen/2023/06/06/increasing-number-of-european-nations-adopt-a-more-cautious-approach-to-gender-affirming-care-among-minors/.

27 Court, Andrew. “4 out of 5 kids who question gender ‘grow out of it’: Transgender expert,” New York Post, Feb. 22, 2023. See https://nypost.com/2023/02/22/four-out-of-five-kids-who-question-their-gender-grow-out-of-it-trans-expert/.

28 Buttons, Christina. “New Study: Most German Youth Outgrow Gender Identity Diagnoses,” Buttonslives.com, June 11, 2024. See https://www.buttonslives.news/p/new-study-most-german-youth-outgrow .

•A 388-page independent review of gender identity services for children and young people, produced by Dr. Hilary Cass, a former president of the Royal College of Pediatrics and Child Health as well as a Member of Parliament in the U.K., stated that “we have no good evidence on the long-term outcomes of interventions to manage gender-related distress” and that “deaths by suicide in trans people of all ages continue to be above the national average, but there is no evidence that gender-affirmative treatments reduce this. Such evidence as is available suggests that these deaths are related to a range of other complex psychosocial factors and to mental illness.”29

•Consequently, the U.K. government has indefinitely banned new prescription regimes of puberty blockers for gender-confused young people.30

•The American Society of Plastic Surgeons, representing 92% of all board-certified practitioners, said there is “considerable uncertainty as to the long-term efficacy for the use of chest and genital surgical interventions” and that “the existing evidence base is viewed as low quality/low certainty.”31

•A pro-transgender treatment professor at the Yale School of Medicine could not cite a single study that concluded there is strong evidence of benefits for minor patients who undergo transgender surgeries, in testimony before a U.S. House committee.32

Still, such therapies are frequently included in insurance plans, including those that deliver coverage for Visa employees and their minor dependents.

Litigation and other risks

Gender dysphoria sufferers who were “affirmed” in their beliefs that they could chemically and/or surgically “transition” to the opposite sex, and then came to bemoan undergoing such treatments, are becoming increasingly litigious.[33]

29 Cass, Dr. Hilary. “The Cass Review,” April 2024. See https://cass.independent-review.uk/wp-content/uploads/2024/04/CassReview_Final.pdf.

30 Lane, Bernard. “Blockers blocked,” Gender Clinic News, Dec. 13, 2024. See https://www.genderclinicnews.com/p/blockers-blocked.

31 Tietz, Kendall. “American Society of Plastic Surgeons breaks consensus of medical establishment on transgender care,” FoxNews.com, Aug. 15, 2024. See https://www.foxnews.com/media/american-society-plastic-surgeons-breaks-consensus-medical-establishment-transgender-care.

32 Morris, Kyle. “Crenshaw grills Dem witness over failure to name one study citing benefits of surgeries for trans kids,” FoxNews.com, June 15, 2023. See https://www.foxnews.com/politics/crenshaw-grills-dem-witness-failure-name-one-study-citing-benefits-surgeries-trans-kids.

33 Matthews, Merrill. “Here come the gender-detransitioner lawsuits,” The Hill, Oct. 31, 2023. See https://thehill.com/opinion/4284777-matthews-here-come-the-gender-detransitioner-lawsuits/.

A few examples:

•Two young women, Prisha Mosley of North Carolina and Soren Aldaco of Texas, are suing their care providers who recommended they undergo gender transitions. Mosley’s court-filed complaint says of her doctors, “They lied when they told Mosley she was actually a boy. They lied when they told her that injecting testosterone into her body would solve her numerous, profound mental and psychological health problems. They lied by omission, withholding critical information from her about the long-term adverse health consequences and permanent damage these treatments would cause her….”34 Aldaco’s lawsuit says interventions by her medical care providers led to her “permanent disfigurement and profound psychological scarring.”35

•Michelle Zacchigna (Alleva)36 had her uterus and breasts removed, and is suing the eight providers who treated her over their “recklessness.”37 “Distress related to my gender was treated to the exclusion of other serious mental health issues which went undiagnosed for years. Blind affirmation of my stated identity closed the door to alternative treatment options. What happened to me should never happen again.”

• Those who desire to “de-transition” cannot find needed treatment, whether from providers or insurance companies.[38] The aforementioned Prisha Mosley said every primary care physician, endocrinologist, obstetrician, and gynecologist she’s approached on her insurance list has turned her away or said they can’t help. “I could call and be rejected every single day,” Mosley said. Another woman, Chloe Cole, said, “I reached out to every physician, every therapist who is involved with this, and I haven’t really gotten any help at all.” Cat Cattinson said, “Because of the experimental nature of gender medicine, doctors know very little about the long-term effects of medical transition and even less about the health-care needs of those who de-transition.”

34 Reinl, James. “Young North Carolina woman sues the doctors who put her on testosterone at age 17…,” DailyMail.com, July 18, 2023. See https://www.dailymail.co.uk/news/article-12310887/Young-North-Carolina-woman-sues-doctors-testosterone-age-17-saying-needed-therapy-not-double-mastectomy-latest-blockbuster-detransition-lawsuit.html.

35 Prestigiacomo, Amanda. “‘No One Has A Right To Sterilize A Child’: Two Detransitioners Sue Doctors Over Medical Interventions,” The Daily Wire, July 26, 2023. See https://www.dailywire.com/news/no-one-has-a-right-to-sterilize-a-child-two-detransitioners-sue-doctors-over-medical-interventions.

36 Alleva, Michelle. “Let's Talk About How We Talk About Detransition,” Some Nuance, Please, June 28, 2023. See https://www.michellealleva.ca/p/lets-talk-about-how-we-talk-about.

37 Shellenberger, Michael. “Why This Detransitioner Is Suing Her Health Care Providers,” Public.substack.com, March 22, 2023. See https://public.substack.com/p/why-this-detransitioner-is-suing.

38 Bolar, Kelsey. “‘Detransitioners’ Are Being Abandoned By Medical Professionals Who Devastated Their Bodies And Minds,” The Federalist, Feb. 10, 2023. See https://thefederalist.com/2023/02/10/detransitioners-are-being-abandoned-by-medical-professionals-who-devastated-their-bodies-and-minds/.

•Christina Hineman sued Planned Parenthood, the U.S.’s leading provider of gender transition hormones, after a mere 30-minute consultation, at age 17.39 “If you have mental illness that’s clouding your view, or you’re so misinformed about what gender dysphoria even means, then you cannot consent to such invasive treatments,” she said.

•Isabelle Ayala, a detransitioner suing the American Academy of Pediatrics and multiple healthcare workers in Rhode Island, claims she was prescribed gender hormones after a single one-hour appointment.40 “Transgender patients are patients for life — and that can be exploited,” she said.

•LGBT pressure group Human Rights Campaign, whose Corporate Equality Index scorecard Visa eagerly boasts about, has a similar grading system for hospitals called the Healthcare Equality Index.41 Funded by Pfizer and a pharmaceutical industry lobbying association, health care systems are docked points for any behavior HRC deems “discriminatory,” and poor scores can invite litigation from likeminded activist groups. These types of hostility and threats drives decision-making in the health care and corporate worlds.

Visa acts like there’s not a problem

In its opposition statement to Proposal 4, the Company states:

We believe that employees should receive equal pay and benefits for equal work, regardless of gender identity or other protected characteristics. Our benefits do not distinguish based on these characteristics.

Sadly, Visa acts like there isn’t a problem by lying about its discrimination. The personal experience of so many detransitioners, who consistently testify that they cannot find care nor health insurance for their conditions, belies the Company’s claims. Worse, the revelations about WPATH and its horrifying anti-medical and anti-science policies and advisories destroy the Company’s claims to “fair” compensation policies.

39 Block, Jennifer. “How Did Planned Parenthood Become One of the Country’s Largest Suppliers of Testosterone?,” The Free Press, August 7, 2024. See https://www.thefp.com/p/how-did-planned-parenthood-become.

40 Hauf, Patrick. “Detransitioner Claims Doctors Encourage Transgender Medical Treatments For Profit,” The Dallas Express, August 18, 2024. See https://dallasexpress.com/national/detransitioner-claims-doctors-encourage-transgender-medical-treatments-for-profit/.

41 Sibarium, Aaron. “How A Left-Wing Activist Group Teamed Up With Big Pharma To Push Radical Gender Ideology on American Hospitals,” Washington Free Beacon, May 15, 2023. See https://freebeacon.com/latest-news/how-left-wing-activist-group-teamed-up-with-big-pharma-to-push-radical-gender-ideology-on-american-hospitals/.

Thus, the report sought within Proposal 4 is designed to ferret out any gaps in the Company’s compensation and benefits offerings, which clearly do exist.

Finally, Visa states that producing the requested report on compensation gaps “would not be a worthwhile use of Company resources.” Compared to how much the Company has spent on health insurance to pay for mutilative treatments and surgeries, based on deceptive and destructive WPATH policies, the cost to produce the basic report requested in Proposal 4 could be paid for by the equivalent of a month’s worth of a handful of small merchants’ transaction fees the Company collects.

Conclusion

The bottom line is that progressive activists like HRC, and their adherents in Corporate America like Visa, have constructed the discrimination paradigm, its pressure points, its would-be aggrieved victims, and its associated regulatory language. They all have come to embrace it and now they boast in press releases, in media coverage, and to each other at upscale gatherings, how enlightened they are by treating everyone equally across a multitude of LGBTQIA+ gender categories and a similar number of non-white and non-Asian race classifications.

Except now we have identified a category of human beings that they are not fair to – one that has suffered irremediable maiming and disfiguring, due to the progressives’ own standard. They don’t like us pointing that out.

To HRC, Visa, and their allies: You built this discrimination edifice. But we are only living by the rules you created.

Please Vote FOR Proposal 4

As explained above, besides the inherent discriminatory infrastructure established by Visa Inc. within its compensation policies and programs, the Company has opened the door wide to reputational and legal risk due to gender ideology and the affirmation of destructive sex transitioning medical coverage. The revelations about WPATH have only increased those vulnerabilities. Detransitioners’ litigiousness last year was at a trickle, but is increasing rapidly. The diversity-obsessed Company should prepare for an eventual flood of lawsuits from angry, deceived current and former employees and/or their dependents – and possibly even external parties.

Corporate legal advisory experts warn that “companies, and their management teams and boards, should be prepared for increased employment-related litigation including litigation that seeks to hold executive officers and directors personally liable for purported breaches of their fiduciary duties in connection with” corporations’ discriminatory policies.42 FTI Consulting advises there is a “heightened focus” on “litigation risk,” which “has transitioned from being merely an operational concern to becoming a strategic priority for the highest levels of corporate governance.”43

For these and many other reasons, we urge our fellow shareholders to vote “FOR” Proposal 4 (“Gender-Based Compensation Gaps and Associated Risks”) on the Proxy for the January 28, 2028 annual shareholder meeting for Visa Inc.

PHOTO CREDITS:

Page 4: Human Rights Campaign headquarters/afagen, Creative Commons

Page 9: Prisha Mosley/Screenshot: Independent Women’s Forum on YouTube

Page 10: Chloe Cole/Independent Women’s Forum

Page 12: Visa CEO Ryan McInerney/Visa.com

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Visa Inc. – Proposal 4 – the Shareholder Proposal requesting a report on “Gender-based compensation gaps and associated risks,” submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.

42 Odell, Francesca; Kennedy Park, Jennifer; & Lee, Charity. “How Boards Should Be Thinking about the Supreme Court’s SFFA Affirmative Action Decision,” Harvard Law School Forum on Corporate Governance, Feb. 14, 2024. See https://corpgov.law.harvard.edu/2024/02/14/how-boards-should-be-thinking-about-the-supreme-courts-sffa-affirmative-action-decision/.

43 Diaz-Cordova, Leonor. “De-risking Litigation Exposure: Conflict Management as an Integral Part of Business Administration,” FTI Consulting, Oct. 1, 2024. See https://www.fticonsulting.com/insights/articles/de-risking-litigation-exposure-conflict-management-integral-business-administration.